EXHIBIT 21
List of Subsidiaries

●	Tricell Distribution, a United Kingdom limited company.

●	Tricell Global Limited, a United Kingdom limited company.

●	LA Names, a United Kingdom limited company.

●	Ace Telecom Limited, a United Kingdom limited company.